UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Intermix Media, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    45881X106
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 31, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,880,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,880,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,880,000 (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,880,000 (all shares beneficially owned by Perry Corp.)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share of Intermix Media, Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 6060 Center Drive, Suite 300, Los Angeles, CA 90045.

ITEM 2.     IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. The total purchase price for the Shares was $21,770,270.

ITEM 4.     PURPOSE OF TRANSACTION:

            The Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. The transactions were open market transactions. This Schedule 13D is being filed as a result of the reporting person acquiring 5% of the aggregate issued and outstanding shares of common stock of the Issuer on the Event Date. There has been an announcement of a proposed merger by parties unrelated to Perry Corp. which, if consummated, would result in a change in control of the Issuer. Although the proposed merger involves parties unrelated to Perry Corp., as a result of the announcement, Perry Corp. could be deemed, as of the Event Date, to hold the Shares with the effect of changing or influencing control of the Issuer. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 1,880,000 Shares, which constitutes approximately 5.34% of the Issuer's outstanding shares. Perry Corp. has sole power to vote and sole power to dispose of the 1,880,000 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

            (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were made by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within the past 60 days.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --  Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B --  List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

      Schedule A -- Executive Officers and Directors of Perry Corp. (other than
                    Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                PERRY CORP.

Dated:  September 9, 2005
        New York, New York                      By:  /s/ Richard C. Perry
                                                     ---------------------------
                                                     Name: Richard C. Perry
                                                     Title: President

Dated:  September 9, 2005
        New York, New York                           /s/ Richard C. Perry
                                                     ---------------------------
                                                     Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Intermix Media, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                                   PERRY CORP.


Dated: September 9, 2005
       New York, New York                          By: /s/ Richard C. Perry
                                                        ------------------------
                                                        Name: Richard C. Perry
                                                        Title: President


Dated: September 9, 2005
       New York, New York                              /s/ Richard C. Perry
                                                   -----------------------------
                                                        Richard C. Perry

                                                                       EXHIBIT B

                              List of Transactions

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------
    7/13/2005           BUY              100,000            $9.9038
    7/14/2005           BUY              150,000           $10.4577
    7/15/2005           BUY               50,000           $10.5881
    7/18/2005           BUY              300,000           $11.7175
    7/19/2005           BUY              300,000           $11.7686
    7/20/2005           BUY              400,000           $11.7500
    8/22/2005           BUY              100,000           $11.8000
    8/24/2005           BUY               80,000           $11.8200
    8/31/2005           BUY              400,000           $11.8700

                                                                      SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation               Citizenship     Business Address
---------------------------               -----------     ---------------
Randall Borkenstein,                      USA             c/o Perry Corp.
Chief Financial Officer of Perry Corp.                    767 Fifth Avenue
                                                          19th Floor
                                                          New York, NY 10153